SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001 -87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST, 24, 2009

Place, time and date: August 24, 2009, at 10:00 am, at the principal place of business of Gol Linhas Aéreas Inteligentes S.A. (hereinafter referred to as “Company”), in the City of São Paulo, State of São Paulo, at Rua Tamoios, nº 246, ground floor, Jardim Aeroporto. Attendance: Present all the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. Calling: Not required, due to the attendance of all the members of the Board of Directors. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Jr. Secretary: Claudia Karpat. Agenda: To resolve on: (a) the authorization of the Company’s Board of Directors members to take all actions and perform all acts necessary in connection with a public offering comprising (i) the primary public distribution of common and preferred shares in Brazil and (ii) the distribution of preferred shares issued abroad, by means of American Depositary Shares form (hereinafter referred to as “ADSs”), each one representing 01 (one) preferred share and evidenced by American Depositary Receipts (hereinafter referred to as “ADRs”), through an offering registered with the Brazilian Securities and Exchange Commission (hereinafter referred to as “CVM”), and abroad, to be registered with the Securities and Exchange Commission of the United States of America (hereinafter referred to as “SEC”); (b) the ratification of the acts previously taken by the Company’s Board of Directors in connection with the Offering mentioned in item (a) above; (c) the placement of shares to be issued; (d) the exclusion of preemptive right of the Company’ shareholders in connection with the new shares; (e) the call of extraordinary general meeting in order to approve the increase of the capital stock of the Company, within the limit of the authorized capital, as set forth in article 6 of the Company’s Bylaws; and (f) the hiring of independent audit firms to render professional services in connection with the offering mentioned in item (a) above. Resolutions taken by unanimous vote: The members of the Board of Directors decided unanimously the following matters: (a) authorize the Company’s Board of Directors members forthwith to take the authorization to the Company’s Board of Directors members to take all actions and perform all acts necessary for the primary public distribution of common and preferred shares, with no face value, to be accomplished concurrently

2

in Brazil, through an offering registered with the CVM, and abroad, by means of ADSs to be registered with the SEC. The primary public distribution of common and preferred shares shall be conducted concurrently with the secondary public distribution of preferred issued by the Company and Fundo de Investimento em Participações Asas (hereinafter “Selling Shareholder”), both distributions to be registered with the CVM and SEC. Notwithstanding, the Company’s Board of Directors members are duly able to take all actions and perform all acts necessary for the public distributions above mentioned, especially related to the powers granted by the Company of representation before CVM, Central Bank of Brazil, National Association of Investment Banks (“ANBID”), BM&FBOVESPA, New York Stock Exchange, SEC e Financial Industry Regulatory Authority ("FINRA"), allowing to take all actions or performing all acts and/or negotiate and enter into any agreement, communications, notifications, certificates, documents or instruments that shall be considered necessary or appropriate in connection with the public distribution, including, but not limited to the Registration Statement on Form F-3 to be filled before SEC, the prospectus of Distribution to be filed with CVM, the Underwriting Agreement, the Brazilian Underwriting Agreement for Common and Preferred Shares Issued by Gol Linhas Aéreas Inteligentes S.A., Price Stabilization Agreement of Preferred Shares issued by Gol Linhas Aéreas Inteligentes S.A., Preferred Share Loan, the statement mentioned in Article 56 of CVM Ruling 400, and all petitions, letters and correspondences to CVM, ANBID, BM&FBOVESPA and New York Stock Exchange (b) ratify all acts previously taken by the Company’s Board of Directors in connection with the Offering mentioned in item (a) above; (c) approve the placement of the shares related to the capital increase, through an offering registered in Brazil (hereinafter referred to as “Brazilian Offering”), and abroad (hereinafter referred to as “International Offering”), in the form of American Depositary Shares (hereinafter referred collectively to as “ Global Offering”). Brazilian Offering shall be conducted in a non-organized over-the-counter market, pursuant to the provisions of CVM Instruction no. 400, dated as of December 29, 2003 (“CVM Instruction 400”), according to the procedures described on Public Announcement to be published by the Company in connection with the Brazilian Offering, as well as in the preliminary prospectus and other documents related to the offering, according to sections 33, §3º and 24 of CVM Instruction 400, and submitted to CVM. Additionally, International Offering shall be conducted in accordance with United States Securities Act of 1933, as amended, and submitted before SEC; (d) approve that the capital increase to be set forth in due course shall exclude pre-emptive rights in the subscription of new shares, pursuant to Section 172 of Law No. 6.404, of December 15, 1976, as amended, and under the terms of the By-Laws; (e) to call up a Shareholders General Meeting to decide upon the amendment of Article 6 of the By-Laws, to increase of the authorized corporate capital limit; and (f) as approved by the Audit Committee, the hiring of independent audit firms Deloitte Touche Tohmatsu Auditores Independentes and Ernst & Young, pursuant to the terms and conditions of their respective engagement letters that will be executed at this date, for the rendering of professional services in connection with the public distributions mentioned in item (a) above, including but not limited to the issuance of comfort letter and other documents and actions that may be required in connection with the engagement. All previous actions taken by such firms are hereby fully ratified. Closing and Drawing Up of Minutes: Since no member requested the opportunity to make further remarks, the works were adjourned for drafting of the minutes, which was read, approved, and signed by all presents. I certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

São Paulo, August 24, 2009

______________________________________
Constantino de Oliveira Júnior – Chairman

______________________________________
Claudia Karpat – Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.